February 26, 2014

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine Innovators Fund (the “Fund”), a series of Alpine Series Trust (the “Trust”)
Post-Effective Amendment No. 36 to Registration Statement on Form N-1A (the “Amendment”)
Securities Act File No. 333-75786
Investment Company Act File No. 811-10405

Dear Mr. Grzeskiewicz:

The Trust filed the Amendment on January 24, 2014.  This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Neesa Sood on February 25, 2014.  For your convenience, the substance of those comments has been restated below.  The Trust’s response to each comment is set out immediately under the restated comment.

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Comment No. 1:       You asked the Trust to confirm that the Fund does not expect to include acquired fund fees and expenses (“AFFE”) in the Annual fund operating expenses table in the Prospectus because it would amount to less than 0.01% the fiscal year.

Response:      The Trust confirms that the Fund expects that AFFE will be less than 0.01% for the fiscal year.

Comment No. 2:       You asked the Trust to explain supplementally how much of the Fund’s existing portfolio is anticipated to be sold and/or acquired based on the new investment strategies of the Fund as of March 31, 2014.  You also asked if there would be any tax consequences resulting from the sale of portfolio holdings (e.g., capital gains).

Response:      The Trust anticipates that there will be significant portfolio turnover in connection with change in strategy.  Due to net loss carryforwards, however, no material capital gains are expected.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3:       You asked the Trust to consider adding language to clarify that the Russell 2000 Index is being used by the Fund as a reference point for what constitutes a small cap company and that the Fund does not track the Index.

Response:      The Trust has added the requested disclosure.

Comment No. 4:      You asked the Trust to add a new paragraph in the summary prospectus before principal investment strategies to summarize the Fund’s principal investment strategies prior to March 31, 2014.

Response:      The Trust has added the requested disclosure.

Comment No. 5:      You noted that the Fund’s disclosure in the summary prospectus with respect to initial public offerings is as follows: “The Fund may invest a portion of its assets in shares of initial public offerings (“IPOs”) (subject to the Adviser’s discretionary policy based on percentage of investments in the Fund by the Adviser or principals of the Adviser, which, as of the date of this Prospectus, does not permit investments in IPOs by the Fund) and secondary offerings.”  You asked the Trust to consider clarifying whether the policy is self-imposed by the Adviser and may be changed at any time.

Response:      The Trust notes that while the policy is a discretionary policy, it subject to the consent of the Trust’s Board of Trustees.  Disclosure has been added to the Prospectus and Statement of Additional Information to so indicate.

Comment No. 6:      You asked the Trust to file a 485(a) with the financial highlights, fees and expenses tables and example tables in order to receive acceleration of effectiveness for February 28, 2014.

Response:      The Trust will file a 485(a) with the information requested on February 27, 2014 in order to receive acceleration of effectiveness for February 28, 2014.  Under separate correspondence, the Trust will also file an acceleration request to update the post-effective amendment that should be granted effectiveness.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Enclosures

cc:	Matthew Breitman, Alpine Woods Capital Investors, LLC
Neesa Sood, Willkie Farr & Gallagher LLP